Exhibit A-3

The capitalization ratio of ScottishPower under US GAAP as of 31 December 2004 is as follows:

Narrative	In Millions ($)	% of Capitalization
Common Stock Holders Funds	11,336.6	54%
Short term debt	825.9	4%
Long term debt	8,738.0	42%
Total Capitalization	20,900.5	100%